UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 21)

Salton, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

795757103

(CUSIP Number)

Joel B. Piassick

2100 Third Avenue North, Suite 600

Birmingham, Alabama 35203

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

September 30, 2008

(Date of Event which Requires Filing of

This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE “FUNDS”). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

(1)    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 795757103	Page 2

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

Harbinger Capital Partners Master Fund I, Ltd.

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 538,206,465 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 538,206,465

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

538,206,465

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 795757103	Page 3

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

Harbinger Capital Partners Offshore Manager, L.L.C.

S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 538,206,465 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 538,206,465

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

538,206,465

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 795757103	Page 4

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

HMC Investors, L.L.C.

S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 538,206,465 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 538,206,465

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

538,206,465

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 795757103	Page 5

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

Harbinger Capital Partners Special Situations Fund, L.P.

S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 152,794,441
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 152,794,441

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,794,441

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 795757103	Page 6

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

Harbinger Capital Partners Special Situations GP, L.L.C.

S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 152,794,441
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 152,794,441

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,794,441

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 795757103	Page 7

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

HMC – New York, Inc.

S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 152,794,441
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 152,794,441

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,794,441

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No. 795757103	Page 8

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

Harbert Management Corporation

S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 152,794,441
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 152,794,441

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,794,441

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No. 795757103	Page 9

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

Philip Falcone

S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 691,000,906
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 691,000,906

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

691,000,906

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

94.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 795757103	Page 10

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

Raymond J. Harbert

S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 691,000,906 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 691,000,906

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

691,000,906

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

94.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 795757103	Page 11

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS

Michael D. Luce

S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 691,000,906
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 691,000,906

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

691,000,906

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

94.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 795757103	Page 12

This Amendment No. 21 amends and supplements the Statement on Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Salton, Inc., a Delaware corporation (the “Issuer”) filed on June 13, 2006, as amended October 20, 2006, October 26, 2006, November 6, 2006, November 16, 2006, December 18, 2006, January 3, 2007, January 24, 2007, February 9, 2007, March 30, 2007, May 3, 2007, May 9, 2007, June 12, 2007, June 29, 2007, July 24, 2007, July 31, 2007, October 4, 2007, December 28, 2007, May 27, 2008, July 16, 2008 and August 25, 2008 (as amended, the “Schedule 13D”) by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), an investment fund, Harbinger Capital Partners Offshore Manager, L.L.C. (“Harbinger Management”), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member (“HMC Investors”), Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund,” and together with the Master Fund, the “Funds”), an investment fund, Harbinger Capital Partners Special Situations GP, L.L.C., the general partner of the Special Fund (“HCPSS”), HMC – New York, Inc., the managing member of HCPSS (“HMCNY”), Harbert Management Corporation (“HMC”), the parent of HMCNY, Philip Falcone, a shareholder of HMC, member of HMC Investors and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC and member of HMC Investors, and Michael D. Luce, a shareholder of HMC and member of HMC Investors (each of the Master Fund, Harbinger Management, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC and Messrs. Falcone, Harbert and Luce, a “Reporting Person”, and collectively, the “Reporting Persons”). The Capitalized terms used herein and not otherwise defined in this Amendment No. 21 shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

On September 30, 2008, the Funds and Grill Acquisition Corporation, a newly created Delaware corporation owned by the Funds (“Grill Acquisition”), filed a Schedule 13E-3 (the “Schedule 13E-3”) with the Securities and Exchange Commission announcing the Funds’ intention to cause Grill Acquisition to effect a “short-form” merger (the “Short-Form Merger”) with and into the Issuer under Section 253 of the Delaware General Corporation Law (the “DGCL”), and then to cause the Issuer to deregister the Shares under the Exchange Act. The Short-Form Merger will enable the Funds to acquire all of the Shares they do not already own, and will provide a source of liquidity to the holders of those Shares.

Immediately prior to the consummation of the Short-Form Merger, each of the Funds intends to contribute the Shares that it currently owns to Grill Acquisition pursuant to a Contribution Agreement (the “Contribution Agreement”). Under the terms of the Contribution Agreement, the Funds will contribute to Grill Acquisition a total of 691,000,906 Shares immediately prior to the consummation of the Short-Form Merger for the sole purpose of holding such Shares and merging with the Issuer.

Upon the consummation of the Short-Form Merger, (i) each outstanding Share (other than Shares held by Grill Acquisition and stockholders of Salton who properly exercise statutory appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive $0.33 per Share in cash, without interest; (ii) each share of Grill Acquisition’s capital stock issued and outstanding immediately prior to the consummation of the Short-Form Merger will be converted into one validly issued, fully paid, and nonassessable share of common stock of the Issuer as the surviving corporation of the Short-Form Merger; (iii) options to purchase Shares outstanding immediately prior to the consummation of the Short-Form Merger will remain outstanding following the Short-Form Merger in accordance with their terms; and (iv) each share of the Issuer’s Series D Nonconvertible (Non-Voting) Preferred Stock and each share of the Issuer’s Series E Nonconvertible (Non-Voting) Preferred Stock issued and outstanding immediately prior to the consummation of the Short-Form Merger, will remain outstanding immediately following the Short-Form Merger. As a result of the Short-Form Merger, the Harbinger Funds will own all of the outstanding equity interests in the Issuer other than the outstanding options.

Under the DGCL, no action is required by the Board of Directors or the stockholders of the Issuer in connection with the consummation of the Short-Form Merger.

The Issuer’s stockholders other than the Funds (the “Public Stockholders”) will have a statutory right to dissent from the Short-Form Merger and demand payment of the fair value of their Shares as determined in a

CUSIP No. 795757103	Page 13

judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the date of the Short-Form Merger.

Upon completion of the Short-Form Merger, the Funds, together, will have complete control over the conduct of the Issuer’s business and will have, together with any option holder, the benefit of the right to participate in any future increases in the value of the Issuer and will bear the risk of any losses incurred in the operation of the Issuer and any decrease in the value of the Issuer.

Further, upon completion of the Short-Form Merger, the Public Stockholders will no longer have any interest in, and will not be stockholders of, the Issuer and therefore will not participate in the Issuer’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Issuer. The Public Stockholders also will not share in any distribution of proceeds after any sales of businesses of Salton, whether contemplated at the time of the Short-Form Merger or thereafter.

The Schedule 13E-3 is incorporated by reference into this Item 4 and was previously filed by the Funds and Grill Acquisition and dated September 30, 2008. The Contribution Agreement is incorporated by reference into this Item 4 as Exhibit QQ to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information contained in the amendment to Item 4 above with respect to the Schedule 13E-3 and the Contribution Agreement is hereby incorporated into this Item 6 by reference.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following information:

EXHIBIT DESCRIPTION

A         Agreement between the Reporting Persons to file jointly

QQ      Contribution Agreement, dated as of September 30, 2008 between Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Grill Acquisition Corporation.

CUSIP No. 795757103	Page 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C., Managing Member

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

By:	HMC Investors, L.L.C., Managing Member

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President

HMC INVESTORS, L.L.C.

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, L.L.C.

By:	HMC – New York, Inc., Managing Member

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President

CUSIP No. 795757103	Page 15

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

By:	HMC – New York, Inc., Managing Member

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President

HMC – NEW YORK, INC.

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President

HARBERT MANAGEMENT CORPORATION

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President & General Counsel

/s/ Philip Falcone
Philip Falcone

/s/ Raymond J. Harbert
Raymond J. Harbert

/s/ Michael D. Luce
Michael D. Luce

October 1, 2008

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 795757103	Page 16

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 21 dated October 1, 2008 relating to the Shares of Salton, Inc. shall be filed on behalf of the undersigned.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C., Managing Member

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

By:	HMC Investors, L.L.C., Managing Member

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President

HMC INVESTORS, L.L.C.

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President

CUSIP No. 795757103	Page 17

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, L.L.C.

By:	HMC – New York, Inc., Managing Member

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

By:	HMC – New York, Inc., Managing Member

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President

HMC – NEW YORK, INC.

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President

HARBERT MANAGEMENT CORPORATION

By:	/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Executive Vice President & General Counsel

/s/ Philip Falcone
Philip Falcone

/s/ Raymond J. Harbert
Raymond J. Harbert

/s/ Michael D. Luce
Michael D. Luce

October 1, 2008